Exhibit 99.2

QIWI plc

Unaudited interim condensed consolidated

financial statements

June 30, 2024

QIWI plc

Unaudited interim condensed consolidated financial statements

June 30, 2024

Content

Report of Independent Registered Public Accounting Firm	F-2

Interim condensed consolidated financial statements

Interim condensed consolidated statement of financial position	F-3
Interim condensed consolidated statement of comprehensive income	F-4
Interim condensed consolidated statement of cash flows	F-5
Interim condensed consolidated statement of changes in equity	F-6

Notes to the interim condensed consolidated financial statements	F-8

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

QIWI plc:

Results of Review of Interim Financial Information

We have reviewed the interim condensed consolidated statement of financial position of QIWI plc and subsidiaries (the “Group”) as of June 30, 2024, the related interim condensed consolidated statements of comprehensive income, cash flows and changes in equity for the six-month periods ended June 30, 2024 and 2023, and the related notes (collectively referred to as the “interim condensed consolidated financial information”). Based on our reviews, we are not aware of any material modifications that should be made to the interim condensed consolidated financial information for it to be in conformity with IAS 34 Interim Financial Reporting.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of December 31, 2023, the related consolidated statements of comprehensive income, cash flows and changes in equity for the year then ended, and the related notes (not presented herein); and in our report dated April 22, 2024, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2023, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Receivable from the sale of the Russian business

As described in Note 4 to the interim condensed consolidated financial information, the Company has entered into an agreement to sell its Russian business representing a disposal group (the Transaction). On February 21, 2024, Central Bank of Russia revoked banking license of QIWI Bank which is a significant subsidiary within the disposal group. At the request of the buyer in May, 2024, August, 2024 and November 2024 the Group postponed certain payment dates for the Transaction receivable. Note 4 further describes financial impact of these events and uncertainties regarding the terms of settlement and the value of receivable that could be ultimately recovered.

Basis for Review Results

This interim condensed consolidated financial information is the responsibility of the Group’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of interim consolidated condensed financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ JSC “Kept”

Moscow, Russia

December 19, 2024

QIWI plc

Interim condensed consolidated statement of financial position

(in thousands of US Dollars)

	Notes	As of December 31, 2023 (restated)*	As of June 30, 2024 (Unaudited)
Assets
Non-current assets
Property and equipment		736	823
Goodwill and other intangible assets		1,015	800
Investments in associates	12	5,337	3,642
Long-term loans issued	6	46,885	45,521
Long-term receivables from sale of QIWI JSC	4	–	56,973
Deferred tax assets		323	546
Total non-current assets		54,296	108,305

Current assets
Trade and other receivables	7	23,191	24,312
Short-term receivables from sale of QIWI JSC	4	-	132,099
Short-term loans issued	6	2,330	6,833
Short-term debt securities and deposits	20	55,680	28,888
Other current assets	9	4,348	30,423
Cash and cash equivalents	8	81,393	86,487
Assets held for sale	4	1,141,667	–
Total current assets		1,308,609	309,042

Total assets		1,362,905	417,347

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital		35	35
Additional paid-in capital		73,340	73,340
Share premium		255,220	255,220
Other reserves		45,851	48,990
Retained earnings		672,249	175,554
Translation reserve		(387,920)	(177,057)
Total equity attributable to equity holders of the parent		658,775	376,082
Non-controlling interests		7,948	–
Total equity		666,723	376,082

Non-current liabilities
Long-term debt	11	–	227
Long-term deferred income		4,170	3,582
Long-term lease liabilities		89	167
Deferred tax liabilities		847	842
Total non-current liabilities		5,106	4,818

Current liabilities
Trade and other payables	10	62,522	34,526
Short-term debt	11	2,765	216
Short-term lease liabilities		156	280
Other current liabilities	9	1,701	1,425
Liabilities directly associated with the assets classified as held for sale	4	623,932	–
Total current liabilities		691,076	36,447

Total equity and liabilities		1,362,905	417,347

*Amounts do not correspond with the previously presented due to change in presentation currency (please refer to Note 2.6)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of comprehensive income

(in thousands of US Dollars, except per share data)

(Unaudited)

		Six months ended June 30, 2023	Six months ended
Continuing operation	Notes	(restated)*	June 30, 2024
Revenue:		41,464	22,540
Revenue from contracts with customers	13	38,653	16,571
Interest revenue calculated using the effective interest rate	13	2,293	5,278
Fees from inactive accounts and unclaimed payments		518	691
Operating costs and expenses:		(30,327)	(77,096)
Cost of revenue (exclusive of items shown separately below)	14	(23,803)	(10,580)
Selling, general and administrative expenses	15	(5,784)	(7,520)
Personnel expenses		(6,894)	(6,112)
Depreciation and amortization		(388)	(417)
Credit loss (expense)/income	4,6,7	6,542	(52,467)
(Loss)/profit from operations		11,137	(54,556)
Gain from disposal of subsidiary		5,794	–
Share of loss of an associate	12	(561)	(1,728)
Foreign exchange gain, net		10,568	8,519
Interest income and expenses, net	16	(6)	13,247
Other income and expenses, net		(2,490)	1,264
(Loss)/profit before tax from continuing operations		24,442	(33,254)
Income tax expense	17	(1,356)	(1,356)
Net (loss)/profit from continuing operations		23,086	(34,610)

Discontinued operations
(Loss)/Profit after tax from discontinued operations	4	100,128	(462,085)
Net (loss)/profit for the period		123,214	(496,695)
Attributable to:
Equity holders of the parent		118,999	(496,695)
Non-controlling interests		4,215	–

Other comprehensive (loss)/income
Other comprehensive (loss)/income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations		(168,885)	(661)
Net gain/(loss) recycled to profit or loss upon disposal		(5,731)	211,524
Debt securities at fair value through other comprehensive income (FVOCI):
Net loss arising during the period, net of tax		(767)	(15)
Net gain/(loss) recycled to profit or loss upon disposal		(209)	3,121
Share of other comprehensive income/(loss) of an associate		(3)	33
Total other comprehensive income/(loss), net of tax		(175,595)	214,002

Total comprehensive loss for the period, net of tax		(52,381)	(282,693)
Attributable to:
Equity holders of the parent		(54,331)	(282,693)
Non-controlling interests		1,950	–

(Loss)/Earnings per share:
Basic, (loss)/earnings attributable to ordinary equity holders of the parent		1.90	(7.92)
Diluted, (loss)/earnings attributable to ordinary equity holders of the parent		1.90	(7.92)
Earnings/(loss) per share from continuing operations
Basic, (loss)/profit from continuing operations attributable to ordinary equity holders of the parent		0.37	(0.55)
Diluted, (loss)/profit from continuing operations attributable to ordinary equity holders of the parent		0.37	(0.55)

*Amounts do not correspond with the previously presented due to change in presentation currency and due to discontinued operation (please refer to Notes 2.6 and 4)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of cash flows

(in thousands of US Dollars)

(Unaudited)

		Six months ended
	Notes	June 30, 2023 (restated)*	June 30, 2024
Operating activities

(Loss)/Profit before tax		146,652	(493,470)
Adjustments to reconcile profit before tax to net cash flows generated from operating activities:

Depreciation and amortization		7,997	417
Foreign exchange gain, net		(27,500)	(8,654)
Interest income, net	13	(45,450)	(23,873)
Credit loss expense		4,229	51,954
Share of loss of an associate		561	1,728
Loss/(gain) from disposal of subsidiary		(5,794)	469,702
Other		3,132	1

Changes in operating assets and liabilities:

Decrease in trade and other receivables		61,210	48,186
(Increase)/decrease in other assets		16,127	(2,406)
(Increase)/Decrease in customer accounts and amounts due to banks		61,212	(10,435)
Decrease in trade and other payables and accruals		(65,018)	(87,337)
Decrease/(increase) in other liabilities		(13,015)	61
Decrease/(increase) in loans issued from banking operation		(27,654)	443
Cash (used in)/generated from operations		116,689	(53,683)

Interest received		53,659	6,681
Interest paid		(2,578)	(2,745)
Income tax paid		(32,513)	(2,860)
Net cash flow (used in)/generated from operating activities		135,257	(52,607)

Investing activities
Cash used in business combinations		(527)	–
Cash paid for investments in associates		(3,749)	–
Disposal of discontinued operation, net of cash disposed of	4	–	(328,569)
Purchase of property and equipment		(4,447)	(21)
Purchase of intangible assets		(1,729)	–
Proceeds from sale of fixed and intangible assets		239	–
Loans issued		(246)	(276)
Repayment of loans issued		819	10,178
Purchase of debt securities		(250,099)	(40,627)
Proceeds from sale and redemption of debt instruments		42,064	76,758
Net cash flow used in investing activities		(217,675)	(282,557)

Financing activities
Repayment of debt		(2,098)	(3,237)
Proceeds from borrowings		–	549
Payment of principal portion of lease liabilities	4	(1,838)	–
Dividends paid to non-controlling shareholders		(2,782)	–
Transactions with non-controlling interests		(3,801)	–
Net cash flow used in financing activities		(10,519)	(2,688)

Effect of exchange rate changes on cash and cash equivalents		(127,148)	(422)
Net decrease in cash and cash equivalents		(220,085)	(338,274)
Cash and cash equivalents at the beginning of the period	8	674,768	424,761
Cash and cash equivalents at the end of the period	8	454,683	86,487

*Amounts do not correspond with the previously presented due to change in presentation currency (please refer to Note 2.6)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity

(in thousands of US Dollars, except number of shares)

(Unaudited)

		Attributable to equity holders of the parent
		Share capital
	Notes	Number of shares issued and outstanding	Amount	Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
Balance as of January 1, 2024		62,712,975	35	73,340	255,220	45,851	672,249	(387,920)	658,775	7,948	666,723

Loss for the period		–	–	–	–	–	(496,695)	–	(496,695)	-	(496,695)

Other comprehensive income:
Foreign currency translation		–	–	–	–	–	–	(661)	(661)	–	(661)
Reclassification of the translation reserve related to disposed subsidiaries to profit or loss	4	–	–	–	–	–	–	211,524	211,524	–	211,524
Debt instruments at FVOCI		–	–	–	–	(15)	–	–	(15)	–	(15)
Reclassification of the Debt instruments at FVOCI related to disposed subsidiaries to profit or loss	4	–	–	–	–	3,121	–	–	3,121	–	3,121
Share of OCI of an associate		–	–	–	–	33	–	–	33	–	33
Total comprehensive income/(loss) for the period		–	–	–	–	3,139	(496,695)	210,863	(282,693)	–	(282,693)

Reclassification of non-controlling interest related to disposed subsidiaries to profit or loss		–	–	–	–	–	–	–	–	(7,948)	(7,948)
Balance as of June 30, 2024		62,712,975	35	73,340	255,220	48,990	175,554	(177,057)	376,082	–	376,082

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity (continued)

(in thousands of US Dollars, except number of shares)

(Unaudited)

		Attributable to equity holders of the parent
		Share capital
	Notes	Number of shares issued and outstanding	Amount	Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
Balance as of January 1, 2023 (restated)*		62,712,975	35	73,340	255,220	52,554	627,669	(196,172)	812,646	10,821	823,467

Profit for the period		–	–	–	–	–	118,999	–	118,999	4,215	123,214

Other comprehensive loss:
Foreign currency translation		–	–	–	–	–	–	(166,620)	(166,620)	(2,265)	(168,885)
Reclassification of the translation reserve related to disposed subsidiaries to profit or loss		–	–	–	–	–	–	(5,731)	(5,731)	–	(5,731)
Debt instruments at FVOCI		–	–	–	–	(976)	–	–	(976)	–	(976)
Share of OCI of an associate		–	–	–	–	(3)	–	–	(3)	–	(3)
Total comprehensive income/(loss) for the period		–	–	–	–	(979)	118,999	(172,351)	(54,331)	1,950	(52,381)

Purchase of additional interest in subsidiary	4	–	–	–	–	(3,439)	–	–	(3,439)	(362)	(3,801)
Dividends to non-controlling interests		–	–	–	–	–	–	–	–	(2,782)	(2,782)
Other		–	–	–	–	–	–	–	–	(290)	(290)
Balance as of June 30, 2023 (restated)*		62,712,975	35	73,340	255,220	48,136	746,668	(368,523)	754,876	9,337	764,213

*Amounts do not correspond with the previously presented due to change in presentation currency (please refer to Note 2.6)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited)

(in thousands of US Dollars, except when otherwise indicated)

1.	Corporate Information and description of business

The interim condensed consolidated financial statements of QIWI plc (hereinafter “the Company”) and its subsidiaries (collectively “the Group”) for the six months ended June 30, 2024 were authorized for issue on December 17, 2024.

The Company was registered on February 26, 2007 as a limited liability company OE Investments in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus.

On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited and later to QIWI plc, On August 27, 2024 the shareholders of the Company approved the change of name of the Company from QIWI PLC to NanduQ PLC.

Sergey Solonin is the ultimate controlling shareholder of the Group as of June 30, 2024.

Information on the Company’s principal subsidiaries is disclosed in Note 3.

The Group operates electronic online payment system primarily in Kazakhstan, United Arab Emirates (UAE) and other countries and provides consumer and small and medium enterprises (SME) financial services. Until January 19, 2024, the majority of the Group’s business was conducted in Russia. On the above date, the Group sold its 100% share in QIWI JSC, the holding company for its Russian business, to a related party (see Note 4).

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

2.	Basis of preparation and changes to the Group’s accounting policies

2.1. Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements are presented in US Dollars (“USD”) and all values are rounded to the nearest thousand except where otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as of December 31, 2023, included in the annual report on form 20-F. They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards (“IFRSs”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements.

2.2. Going concern

The disposal of the Group’s Russian business in January 2024 (Note 4) included QIWI Bank which also served as a significant vendor and partner for various cross-border transactions, including certain products and services of the Group’s international businesses. In February 2024, QIWI Bank’s banking license was revoked by the Central Bank of Russia, which resulted in a significant decline in the Group’s continuing operations. The Group is actively searching for new business partnerships and streams critical for development of its operations and rebuilding its revenue. As of the reporting date, the Group’s current assets exceed its current liabilities by 272,595. The Group’s current assets include the amount receivable from the sale of QIWI JSC (Note 4). The Group has sufficient liquidity on its statement of financial position and management believes that the Group will operate as a going concern in the foreseeable future; accordingly, these interim condensed consolidated financial statements have been prepared on a going concern basis.

2.3. New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2023, except for the adoption of new and amended IFRSs and IFRIC interpretations effective as of January 1, 2024. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

2.3. New standards, interpretations and amendments adopted by the Group (continued)

The following amended standards and interpretations became effective for the Group from January 1, 2024, but did not have any material impact on the interim condensed consolidated financial statements of the Group:

-	Amendments to IAS 1: Classification of liabilities as current or non-current (issued on January 23, 2020) and Non-current Liabilities with Covenants (issued on October 31, 2022)
-	Amendments to IFRS 16 Lease: Lease Liability in a Sale and Leaseback (issued in September 2022)
-	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (issued on May 25, 2023)

2.4 Standards issued but not yet effective

The following other new pronouncements are not expected to have a material impact on the Group’s interim condensed consolidated financial statements when adopted:

-	Lack of Exchangeability – Amendments to IAS 21 (effective for the annual periods beginning on or after January 1, 2025)
-	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) – the effective date for these Amendments was deferred indefinitely. Early adoption continues to be permitted.

2.5 Changes in functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates. The primary economic environment in which an entity operates is normally the one it primary generates and expend cash. Due to the sale of the Russian business in January 2024 and changes in relevant underlying events and circumstances, the Company performed an analysis as to which currency is the most appropriate to be considered as the functional currency based on the factors determined in IAS 21 The Effects of Changes in Foreign Exchange Rates. The Company determined that after the sale of the Russian business the main part of Group’s cash is generated and expended in US Dollars. Effective from January 1, 2024 the Company has adopted the change in functional currency from Russian ruble to US Dollar.

Along with the change in the functional currency, the Company has changed the presentation currency of interim condensed consolidated financial statements. Effective from January 1, 2024, the Group has adopted the US Dollar as presentation currency, replacing the Russian ruble which was used up until December 31, 2023.

This change in the presentation currency is in line with the Group’s strategic decision to align its financial reporting more closely with its international operations and investor base. The US dollar is a widely accepted currency for international transactions and is expected to provide a more stable measure for financial reporting. Management believes that this change will enhance the comparability of the Group’s interim condensed consolidated financial statements with its global peers and provide more clarity to the stakeholders regarding the Group’s financial performance. All future financial reports will be presented in US Dollars from this point onwards.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

2.5 Changes in functional and presentation currency (continued)

The change in functional currency has been accounted for prospectively in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates. The change in the financial statement presentation currency is considered an accounting policy change and has been accounted for retrospectively. Accordingly, for the purpose of these interim condensed consolidated financial statements the comparative information was recalculated into US Dollar in line with the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates, specifically:

-	Assets and liabilities are translated based on the exchange rate at the comparative reporting date.
-	Items of income and expenses, capital transactions and cash flows relating to the transactions in previous period are translated using the exchange rate prevailing at the transaction dates.
-	Equity items were translated at the historical exchange rate starting from December 31, 2010 representing the earliest day from which it was practicable to perform a restatement, given the lack of sufficiently reliable data for earlier periods, except for the transactions which resulted in Additional paid-in-capital and Share premium which were translated using the exchange rates prevailing at the dates of the transactions.
-	All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income and Translation reserve in equity.

2.6 Restatement of previously reported financial information due to change in presentation currency and due to discontinued operation

For comparative purposes, the interim condensed consolidated statement of financial position as of December 31, 2023 includes an adjustment to reflect the change in the presentation currency to the US Dollars, which is a change in accounting policy. The exchange rate used to translate the amounts previously reported in Russian rubles at December 31, 2023, was 89.6883 Rubles to 1 US Dollar.

For comparative purposes, the consolidated statement of comprehensive income for the six-month period ended June 30, 2023 includes an adjustment to reflect the change in the presentation currency to US Dollars, which is a change in accounting policy. The transactions were recalculated at exchange rates at the dates of transactions.

In January 2024 the Company sold its Russian assets consolidated under QIWI JSC. For comparative purposes the condensed interim consolidated statement of comprehensive income for the six-months period ended 30 June 2023 includes an adjustment to reflect separately the financial results for the comparative period that relate to the discontinued operations (Note 4).

2.7 Significant judgement: Recognition and derecognition of control, joint control, or significant influence over entities

In assessing subsidiaries disposals, the Group analyses all relevant terms and conditions of management of the disposed entities and exercises judgment in deciding whether the Group lost control over them. See Note 4 for details.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

3.	Group structure

The interim condensed consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2023	As of June 30, 2024
QIWI JSC (Russia) (Note 4)	Operation of electronic payment kiosks	100%	–
QIWI Bank JSC (Russia) (Note 4)	Maintenance of electronic payment systems, money transfers and Bank operations	100%	–
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
QIWI Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus) (Note 4)	Operation of electronic payment kiosks	51%	–
QIWI-M S.R.L. (Moldova) (Note 4)	Operation of electronic payment kiosks	51%	–
QIWI Technologies LLC (Russia) (Note 4)	Software development	100%	–
ROWI Factoring Plus LLC (Russia) (Note 4)	Factoring services to SME	51%	–
ContactPay Solution (United Kingdom)	Operation of on-line payments	100%	100%
Rocket Universe LLC (Russia) (Note 4)	Software development	100%	–
Billing Online Solutions LLC (Russia) (Note 4)	Software development	100%	–
Flocktory Ltd (Cyprus)	Holding company	100%	100%
Flocktory Spain S.L. (Spain)	SaaS platform for customer lifecycle management and personalization	100%	100%
FreeAtLast LLC (Russia) (Note 4)	SaaS platform for customer lifecycle management and personalization	100%	–
SETTE FZ-LLC (UAE)	Payment Services Provider	100%	100%
LALIRA DMCC (UAE)	Payment Services Provider	100%	100%
Polet Finance LLC (Russia)	Retail financial services	100%	100%
QIWI Finance LLC (Russia) (Note 4)	Financing management	100%	–
ROWI Tech LLC (Russia) (Note 4)	Software development	51%	–
Flocktory LLC (Russia) (Note 4)	Research and development	100%	–
QIWI Lab LLC (Russia) (Note 4)	Software development	100%	–
QIWI Payments LLC (Russia) (Note 4)	Software development	100%	–
IntellectMoney LLC (Russia) (Note 4)	Software development	100%	–
Managing Company "RealWeb" LLC (Russia) (Note 4)	Management services	100%	–
IA RealWeb LLC (Russia) (Note 4)	Digital marketing	75%	–
Sfera LLC (Russia) (Note 4)	Digital marketing	83%	–
Centra LLC (Russia) (Note 4)	Software development	100%	–
De Vision LLC (Russia) (Note 4)	Software development	75%	–
Vailmobail LLC (Russia) (Note 4)	Digital marketing	75%	–
Konversiya LLC (Russia) (Note 4)	Recruitment services	75%	–
IA REAL WEB CJSC (Armenia)	Digital marketing	75%	–
IT LAB AND PAYMENTS FE LLC (Uzbekistan)	Software development	100%	100%
Epic Growth LLC (Russia) (Note 4)	Digital marketing	83%	–
Data Go LLC (Russia) (Note 4)	Software development	75%	–
Associate
Advanced Digital Applications Holding Ltd (BVI)	Operation of on-line payments	12.08%	8.18%

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

4.	Acquisitions, disposals and discontinued operations

2023

Sale of RealWeb Latvia

In September 2023, the Group sold Latvia based subsidiaries “RealWeb Latvia” SIA and “RW Consulting” SIA to a third party for insignificant consideration. Since that date their operations are considered as discontinued. These entities represented the part of the Group’s Digital Marketing operating segment. Cash and cash equivalents disposed with these subsidiaries amounted to 1,909.

2024

Sale of Russian business

In June 2023, following a decision by NASDAQ to allow continuance of the Company’s listing subject to divestment of its Russian assets, management announced the restructuring plan to achieve the goal for the Company to have practically no business in Russia. During the second half of 2023 the Group was considering different options for the divestment. By the end of the year 2023 management committed to a plan to sell QIWI JSC together with its subsidiaries to the CEO of the Group. At December 31, 2023, the Russian business was classified as a disposal group held for sale and as discontinued operations, representing a major geographical area of operation.

Receivable from the sale of Russian business

On January 19, 2024 the Company entered into an agreement to sell its Russian business consolidated under QIWI JSC (hereinafter “the Transaction”) to a company wholly-owned by the CEO of the Group (the “Buyer”). The contract payment terms at the date of the Transaction were the following:

	As of January 19, 2024
Maturity date	Amount in RUB mln	Amount in thousand USD	Amount in RUB mln as discounted	Amount in thousand USD as discounted
Close to the Transaction date (settled on time)	100	1,125	100	1,125
May 19, 2024	11,775	132,499	11,155	125,528
December 31, 2024	2,969	33,406	2,543	28,610
December 31, 2025	2,969	33,406	2,160	24,306
December 31, 2026	2,969	33,406	1,835	20,649
December 31, 2027	2,968	33,406	1,559	17,542
Total receivable from the sale of the Russian business	23,750	267,248	19,352	217,760

100% shares of the Buyer were pledged in favour of QIWI plc to secure the payment of the Transaction price. Upon effecting the Transaction at the end of January 2024, CEO of QIWI plc has immediately resigned his offices at QIWI, as well as any other executive offices in subsidiaries or affiliates of QIWI. Management analyzed the circumstances and terms of the Transaction and concluded that the Group ceased controlling the Russian business as of January 19, 2024.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

On February 21, 2024, the Central Bank of Russia revoked QIWI Bank's banking license for non-compliance with certain Russian laws and CBR regulations and appointed the Deposit Insurance Agency as the temporary administrator to oversee the process of the Bank’s liquidation. This event affected the Buyer's ability to settle its obligations under the terms of the Transaction. At the request of the Buyer in May 2024, the Group postponed the payment date of the second instalment of RUB 11,775 mln (129,596 at the exchange rate as of the date of the postponement) by three months, until August 19, 2024. The postponement of the payment date was deemed to constitute a non-substantial modification of the terms of the receivable, therefore, the amortized cost of the receivable was recalculated at the effective interest rate as of the date of postponement (Note 16).

Subsequently to the end of the reporting period, in August 2024, the Group approved a postponement of payment by another three months, until November 19, 2024. In November 2024 the Group agreed to postpone the payment of the second and third instalments of RUB 11,775 mln and RUB 2,969 mln until May 31, 2025.

The detailed information in relation to the receivable from the sale of the Russian business is presented below:

	Contractual amount	Discount	Expected credit losses	Net amount
As of January 19, 2024
Long-term receivable	100,218	(37,720)	-	62,498
Short-term receivable	167,030	(11,767)	-	155,263
Total	267,248	(49,487)	-	217,761
Payment received
Long-term receivable	-	-	-	-
Short-term receivable	(1,125)	-	-	(1,125)
Total	(1,125)	-	-	(1,125)
Recognition of ECL
Long-term receivable	-	-	(14,802)	(14,802)
Short-term receivable	-	-	(34,456)	(34,456)
Total	-	-	(49,258)	(49,258)
Interest income under the effective interest method
Long-term receivable	-	4,570	-	4,570
Short-term receivable	-	11,090	-	11,090
Total	-	15,660	-	15,660
Modification of receivables
Long-term receivable	-	2,131	-	2,131
Short-term receivable	-	(4,575)	-	(4,575)
Total	-	(2,444)	-	(2,444)
Foreign exchange difference
Long-term receivable	3,696	(1,002)	(117)	2,576
Short-term receivable	6,118	(69)	(146)	5,903
Total	9,814	(1,071)	(263)	8,479
As of June 30, 2024
Long-term receivable	103,914	(32,022)	(14,919)	56,973
Short-term receivable	172,022	(5,321)	(34,602)	132,099
Total	275,936	(37,343)	(49,521)	189,072

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

The ECL was calculated based on the individual characteristics of the Buyer. Particularly, for the maturity date the Company used an assumption that was determined based on the current negotiations with the Buyer and possible outcomes based on these negotiations. Probability of default (PD) was calculated based on Moody’s credit rating Ca-C that the Buyer’s actual financial condition was assumed to correspond to. For the loss-given default (LGD) calculation the Company used the same effective interest rate that was used for the calculation of modification (Note 16).

The Company believes that the Buyer will have sufficient funds resulting from liquidation of QIWI Bank to meet its obligation under the Transaction.

The completion of settlement under the Transaction can be affected by uncertainties resulting from complex business environment in Russian Federation (see note 18) which includes varying interpretation of current legislation and potential changes in relevant legal framework, as well as sanctions and restrictions against Russian Federation.

If the settlement default occurs, selling the pledged shares may involve various scenarios with different levels of complexity and uncertainty regarding the terms of settlement and the value of receivable that could be ultimately recovered.

The Group is exposed to a currency risk due to the significant amount of the receivables from the sale of Russian business denominated in Russian Ruble. The strengthening / weakening of the Russian Ruble by 15% will decrease / increase the Group's loss before tax by 28,361.

The list of subsidiaries that were disposed of is presented below:

Name of subsidiary	Location	Ownership interest
QIWI JSC	Russia	100%
QIWI Bank JSC	Russia	100%
QIWI Technologies LLC	Russia	100%
ROWI Factoring Plus LLC	Russia	51%
Rocket Universe LLC	Russia	100%
Billing Online Solutions LLC	Russia	100%
FreeAtLast LLC	Russia	100%
QIWI Finance LLC	Russia	100%
ROWI Tech LLC	Russia	51%
Flocktory LLC	Russia	100%
QIWI Lab LLC	Russia	100%
QIWI Payments LLC	Russia	100%
IntellectMoney LLC	Russia	100%
Managing Company "RealWeb" LLC	Russia	100%
IA RealWeb LLC	Russia	75%
Sfera LLC	Russia	83%
Centra LLLC	Russia	100%
De Vision LLC	Russia	75%
Vailmobail LLC	Russia	75%
Konversiya LLC	Russia	75%
Epic Growth LLC	Russia	83%
Data Go LLC	Russia	75%
IA REAL WEB CJSC	Armenia	75%
JLLC OSMP BEL	Belarus	51%
QIWI-M S.R.L.	Moldova	51%

These entities represented a significant part of the Group’s Payment services operating segment and entire Digital Marketing and ROWI operating segments.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

4.	Acquisitions, disposals and discontinued operations (continued)

Financial performance and cash flow information

The major classes of assets and liabilities of Russian entities classified as held for sale as of December 31, 2023 and as of the date of disposal were, as follows:

Assets	Notes	As of January 19, 2024	As of December 31, 2023
Debt securities		342,794	349,423
Loans issued		211,320	220,150
Tax receivables		4,637	4,637
Deferred tax assets		12,529	10,985
Trade and other receivables		160,047	202,775
Other assets		14,456	10,329
Cash and cash equivalents		329,694	343,368
Assets held for sale		1,075,477	1,141,667

Liabilities
Deferred income		15,810	16,557
Tax payables		11,713	8,684
Trade and other payables		257,503	323,168
Customer accounts and amounts due to banks		167,397	177,832
Debt*	20	89,390	91,001
Lease liabilities		5,316	5,153
Other liabilities		2,996	1,537
Liabilities directly associated with the assets held for sale		550,125	623,932
Net assets directly associated with the disposal group		525,352	517,735

* In October 2023 the Group issued unsecured bonds at the principal amount of 91.2 million nominated in RUB with a floating nominal interest rate of RUONIA+3.4% (Issue costs amounted to 899, so that the effective interest rate comprised RUONIA+3.6%). The interest rate was fixed until October 31, 2025, after which the Group can change it and the investors will have the right to present the bonds for redemption. The Bonds were due in 2027. The Group was subject to a number of covenants regarding the bonds issued. As of December 31, 2023, the Group was in compliance with all covenants stipulated by the public irrevocable offers.

Additionally discontinued business had 44,587 net liabilities owed to the continuing one that were eliminated as intra-group balances as of December 31, 2023 and January 19, 2024, and not included into the amount of net assets above.

Write-down of non-current assets

Immediately before the classification of Russian subsidiaries as a disposal group, the recoverable amount was estimated for the CGUs included in this group and no impairment loss was identified. Following the classification, an impairment loss of 160,043 for write-down of non-current assets was recognised on December 31, 2023, to reduce the carrying amount of the non-current assets classified as held for sale effectively to zero, in order to measure the disposal group held for sale at the lower of the carrying amount and fair value less costs to sell. The remaining loss was recognized upon disposal. The impairment loss was applied to the carrying amount of Goodwill 97,269, Intangible assets 44,793 and property and equipment 17,981 within the disposal group. This impairment of non-current assets was recognized in discontinued operations in the statement of profit or loss. The fair value of the disposal group was determined using the price of the offer received from the buyer without any adjustments (Level 2). In January 2024 the Group recognized an additional loss on disposal of the Russian business in the amount of 469,702, including 211,524 reclassification from the currency translation reserve.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

4.	Acquisitions, disposals and discontinued operations (continued)

The results of the discontinued operations for six months period ended June 30, 2024 and 2023 are presented below:

		Six months ended June 30, 2023			Six months ended June 30, 2024
	Notes	Russian business	RealWeb Latvia	Total	Russian business
Revenue:		376,872	46,586	423,458	33,243
Revenue from contracts with customers	13	321,523	46,586	368,109	26,012
Interest revenue calculated using the effective interest rate	13	45,303	–	45,303	6,415
Fees from inactive accounts and unclaimed payments		10,046	–	10,046	816
Operating costs and expenses:		(271,561)	(46,331)	(317,892)	(23,827)
Cost of revenue (exclusive of items shown separately below)	14	(165,015)	(45,812)	(210,827)	(15,194)
Selling, general and administrative expenses	15	(21,475)	(213)	(21,688)	(2,407)
Personnel expenses		(66,703)	(294)	(66,997)	(6,739)
Depreciation and amortization		(7,609)	–	(7,609)	–
Credit loss income/(expense)	4,6,7	(10,759)	(12)	(10,771)	513
Profit from operations the ordinary activities		105,311	255	105,566	9,416
Foreign exchange gain, net		16,913	19	16,932	135
Other income and expenses, net		(282)	(6)	(288)	(65)
Profit before tax from the ordinary activities		121,942	268	122,210	9,486
Income tax expense		(22,047)	(35)	(22,082)	(1,869)
Net profit from the ordinary activities		99,895	233	100,128	7,617
Fair value of consideration					217,760
Carrying amount of net assets sold					(525,352)
Intra-group balances					44,587
Non-controlling interests disposed					7,948
Total					(255,057)
Reclassification of other comprehensive items related to disposed subsidiaries					(3,121)
Reclassification of foreign currency translation reserve					(211,524)
Net loss on sale of discontinued operation					(469,702)
Total (loss)/gain for the period from discontinued operations		99,895	233	100,128	(462,085)

Attributable to:
Equity holders of the parent				95,912	(462,085)
Non-controlling interests				4,216	–

(Loss)/earnings per share for discontinued operations
Basic, (loss)/profit from discontinued operations attributable to ordinary equity holders of the parent				1.53	(7.37)
Diluted, (loss)/profit from discontinued operations attributable to ordinary equity holders of the parent				1.53	(7.37)

Consideration received, satisfied in cash					1,125
Cash and cash equivalents disposed of					(329,694)
Disposal of discontinued operation net of cash disposed of					(328,569)

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

4.	Acquisitions, disposals and discontinued operations (continued)

Subsequent to the disposal, the Group continues to purchase processing from some of its former subsidiaries. Although intra-group transactions have been fully eliminated in the interim condensed consolidated financial results, management has elected to attribute the elimination of transactions between continuing and discontinued operations before the disposal in a way that reflects the planned continuance of these transactions subsequent to the disposal, because management believes this is useful to the users of the financial statements. This presentation only covers operating activities. To achieve this presentation the intra-group revenues and costs thereof have been eliminated from the results of the discontinued operations. Because purchases from the discontinued operations were planned to continue after the disposal, intra-group purchases made by the continuing operations are retained in continuing operations. All investing and financing relationships between the Group and these Russian subsidiaries were terminated and are not considered ongoing.

The net cash flows incurred by the discontinued operations are as follows:

	For the six months ended
	2023	2024
Operating	105,456	(19,719)
Investing	(220,043)	6,044
Financing	(6,990)	-
Net cash outflow	(121,577)	(13,675)

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

5.	Operating segments

The Chief executive officer (CEO) of the Group is considered as the chief operating decision maker of the Group (CODM). In reviewing the operational performance of the Group and allocating resources, the CODM reviews selected items of each segment’s interim condensed consolidated statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered his responsibilities as well as the following factors:

-	The CEO determines compensation of other executive officers while the Group’s board of directors approves corporate key performance indicators (KPIs) and total bonus pool for those executive officers. In case of underperformance of corporate KPIs a right to make a final decision on bonus pool distribution is left with the Board of directors (BOD);
-	The CEO is actively involved in the operations of the Group and regularly chairs meetings on key projects of the Group; and
-	The CEO regularly reviews the financial and operational reports of the Group. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Group as well as certain operational data.

The financial data is presented on a combined basis for all key subsidiaries and associates representing the segment net revenue, segment profit before tax and segment net profit, which are the metrics the Group uses to measure the performance of its operating segments. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct revenue-related costs. The Group does not monitor balances of assets and liabilities by segment as the CODM considers they have no impact on decision-making.

The Group has identified its operating segments based on the types of products and services the Group offers. The CODM reviews segment net revenue, segment profit before tax and segment net profit within one segment. For the purposes of interim condensed consolidated financial statements the analysis made by CODM considers only the metrics related to continuing operations.

As a result of Russian business disposal, the Group has changed the composition of its operating segments. This change led to the change in reportable segments. The major part of reported revenue and profit or loss from continued operations relates to payment services. Therefore, management identified one segment – Payment Services. Starting from January 2024 CODM has been monitoring performance within one segment for making operating decisions. Accordingly, the Group has restated the previously reported segment information for six months ended June 30, 2023.

-	Payment Services (PS) is the operating segment that generates revenue through operations of the payment processing system offered to the Group’s customers through a diverse range of channels and interfaces.

All corporate expenses were allocated to this segment accordingly.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments, which are not analyzed by the CODM in assessing the operating performance of the business. The adjustments affect such major areas as share-based payments, the effect of disposal of subsidiaries and fair value adjustments, such as amortization and impairment, as well as non-recurring items that occur from time to time and are evaluated for adjustment as and when they occur. The tax effect of these adjustments is also excluded from management reporting.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

5.	Operating segments (continued)

The segments’ interim condensed consolidated statement of comprehensive income for the six months ended June 30, 2024 and 2023, as presented to the CODM are presented below:

	Six months ended June 30, 2023	Six months ended June 30, 2024
Segment net revenue	230,292	30,009
Segment profit before tax	149,098	4,494
Segment net profit	125,144	1,269

Segment net revenue, as presented to the CODM, for the six months ended June 30, 2024 and 2023 is calculated by subtracting cost of revenue from revenue as presented in the table below:

	Six months ended June 30, 2023	Six months ended June 30, 2024
Revenue from continuing operations under IFRS	41,464	22,540
Revenue from discontinued operations (Note 4)	423,458	33,243
Cost of revenue from continuing operations	(23,803)	(10,580)
Cost of revenue from discontinued operations (Note 4)	(210,827)	(15,194)
Total segments net revenue, as presented to CODM	230,292	30,009

A reconciliation of segment profit before tax as presented to the CODM to IFRS interim condensed consolidated (loss)/profit before tax of the Group, for the six months ended June 30, 2024 and 2023, is presented below:

	Six months ended June 30, 2023	Six months ended June 30, 2024
Interim condensed consolidated (loss) / profit before tax from continuing operations under IFRS	24,442	(33,254)
Consolidated (loss) / profit before tax from discontinued operations under IFRS (Note 4)	122,210	(460,216)
Fair value adjustments recorded on business combinations, and their amortization	6,797	1,417
Interest income under the effective interest method net of loss on modification of receivable from sale of QIWI JSC	–	(13,216)
Credit loss expense	–	49,272
Forex (gain) / loss	1,443	(9,211)
Loss / (gain) on disposal of subsidiary	(5,794)	469,702
Total segments profit before tax, as presented to CODM	149,098	4,494

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

5.	Operating segments (continued)

A reconciliation of segment net profit as presented to the CODM to IFRS interim condensed consolidated net profit of the Group, for the six months ended June 30, 2024 and 2023, is presented below:

	Six months ended June 30, 2023	Six months ended June 30, 2024
Interim condensed consolidated net (loss) / profit from continuing operations under IFRS	23,086	(34,610)
Consolidated net (loss) / profit from discontinued operations under IFRS (Note 4)	100,128	(462,085)
Fair value adjustments recorded on business combinations, and their amortization	6,797	1,417
Interest income under the effective interest method net of loss on modification of receivable from sale	–	(13,216)
Credit loss expense	–	49,272
Forex (gain) / loss	1,443	(9,211)
Loss / (gain) on disposal of subsidiary	(5,794)	469,702
Effect from taxation of the above items	(516)	–
Total segments net profit, as presented to CODM	125,144	1,269

Geographic information

Revenues from external customers from continuing and discontinued operations are presented below:

	Six months ended June 30, 2023	Six months ended June 30, 2024
Continuing operations
CIS	19,289	15,403
EU	6,782	2,402
USA and Canada	7,077	2,223
Other	8,316	2,512
Total revenue from continuing operations	41,464	22,540
Discontinued operations
Russia	370,718	33,243
EU	46,762	–
Other	5,978	–
Total revenue from discontinued operations	423,458	33,243

Revenue is categorized according to merchants’ or consumers’ geographic location.

The Group allocates non-current assets by geographical region based on the principal country of major operations of a particular legal entity within the Group. 55% of the Group’s non-current assets related to continuing operations are located in Kazakhstan, 32% - in UAE, 7% - in EU as of June 30, 2024. Non-current assets for this purpose consist of property and equipment and intangible assets.

The Group does not have any single external customer amounting to 10% or greater of the Group’s revenue for the six months ended June 30, 2024 and 2023.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

6.	Long-term and short-term loans issued

As of June 30, 2024, long-term and short-term loans issued consisted of the following:

	Total as of June 30, 2024	Expected credit loss allowance	Net as of June 30, 2024
Long-term loans
Convertible loan (Note 20)	45,521	–	45,521
Total long-term loans	45,521	–	45,521
Short-term loans
Loans to legal entities, including SME	611	(109)	502
Loan to former group companies	5,834	(210)	5,624
Loans to individuals	5,655	(4,948)	707
Total short-term loans	12,100	(5,267)	6,833

Loan to former group companies is denominated in RUB and has a maturity date April 2024. Due to QIWI Bank license revoking and restrictions imposed by the Deposit Insurance Agency the loan was not repaid on time. The Group received a letter from the Deposit Insurance Agency that the loan will be repaid within the process of Bank’s liquidation.

As of December 31, 2023, long-term and short-term loans consisted of the following:

	Total as of December 31, 2023	Expected credit loss allowance	Net as of December 31, 2023
Long-term loans
Convertible loan (Note 20)	46,885	–	46,885
Total long-term loans	46,885	–	46,885
Short-term loans
Loans to legal entities, including SME	100	(100)	–
Loans to individuals	4,159	(1,829)	2,330
Total short-term loans	4,259	(1,929)	2,330

The amounts in the tables show the maximum exposure to credit risk regarding loans issued. Loans issued are not collateralized.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

6.	Long-term and short-term loans issued (continued)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the six months ended June 30, 2024, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2024	(77)	(104)	(1,748)	(1,929)
Net remeasurement of loss allowance during the reporting period	-	(210)	(3,351)	(3,561)
Transfers between stages	76	104	(180)	–
Amounts sold and written off	–	–	223	223
ECL allowance as of June 30, 2024	(1)	(210)	(5,056)	(5,267)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the six months ended June 30, 2023, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2023	(342)	(1,704)	(3,926)	(5,972)
Net remeasurement of loss allowance during the reporting period from continuing operations	(35)	(69)	(859)	(963)
Net remeasurement of loss allowance during the reporting period from discontinued operations	(2,066)	591	34	(1,441)
Transfers between stages for discontinued operations	1,571	(26)	(1,545)	–
Amounts sold and written off from continuing operations	–	–	45	45
Amounts sold and written off from discontinued operations	127	269	963	1,359
ECL allowance as of June 30, 2023	(745)	(939)	(5,288)	(6,972)

As of June 30, 2024, and December 31, 2023, the Group had no overdue but not impaired loans.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

7.	Trade and other receivables

As of June 30, 2024, trade and other receivables consisted of the following:

	Total as of June 30, 2024	Expected credit loss allowance	Net as of June 30, 2024
Cash receivable from agents	10,274	(158)	10,116
Deposits issued to merchants	12,387	(473)	11,914
Other receivables	1,989	(304)	1,685
Total financial assets	24,650	(935)	23,715
Advances issued	597	–	597
Total trade and other receivables	25,247	(935)	24,312

As of December 31, 2023, trade and other receivables consisted of the following:

	Total as of December 31, 2023	Expected credit loss allowance	Net as of December 31, 2023
Cash receivable from agents	7,757	(117)	7,640
Deposits issued to merchants	14,531	(443)	14,088
Other receivables	1,269	(285)	984
Total financial assets	23,557	(845)	22,712
Advances issued	479	–	479
Total trade and other receivables	24,036	(845)	23,191

The amounts in the tables show the maximum exposure to credit risk regarding Trade and other receivables. Receivables are non-interest bearing, except for agent receivables bearing, generally, interest rate of 20%-36% per annum and credit terms generally do not exceed 30 days. There is no requirement for collateral for customer to receive an overdraft.

An analysis of changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the six months ended June 30, 2024 and June 30, 2023, was the following:

	2023	2024
ECL allowance as of January 1,	(14,465)	(845)
Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period from continuing operations	89	(97)
Amounts written off from continuing operations	75	7
Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period from discontinued operations	(5,539)	513
Amounts written off from discontinued operations	4,784	(513)
ECL allowance as of June 30,	(15,056)	(935)

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

8.	Cash and cash equivalents

As of June 30, 2024, and December 31, 2023, cash and cash equivalents consisted of the following:

	As of December 31, 2023	As of June 30, 2024
Cash with banks and on hand	17,048	32,239
Other short-term bank deposits	64,345	54,248

Total cash and cash equivalents	81,393	86,487

The other short-term bank deposits are placed for the period less than three months.

The amounts in the table show the maximum exposure to credit risk regarding cash and cash equivalents. The banks, where the Group holds its cash, have low credit risk and are approved by the Board of Directors of the Group on a regular basis.

The Group holds cash and cash equivalents in different currencies and therefore is exposed to foreign currency risk.

	As of December 31, 2023	As of June 30, 2024
Euro	28,086	19,748
US Dollar	28,923	31,012
Kazakhstani Tenge	12,052	20,301
Others	12,332	15,426
Total	81,393	86,487

9.	Other current assets and other current liabilities

9.1 Other current assets

As of June 30, 2024, and December 31, 2023, other current assets consisted of the following:

	As of December 31, 2023	As of June 30, 2024
Other financial assets
Restricted cash accounts and payments*	5,295	32,204
Less: Allowance for ECL	(5,295)	(5,295)
Total other financial assets	–	26,909
Other non-financial assets
Prepaid expenses	1,171	230
Tax receivables	1,706	2,525
Other	1,471	759

Total other current assets	4,348	30,423

* As of June 30, 2024, cash with banks in the amount of 26,909 was restricted due to revoking the banking license of QIWI Bank. The restricted funds were returned in full to the settlement accounts in August 2024.

As of December 31, 2023, payments to partners in the amount of 5,295 were restricted due to the sanctions imposed on certain Russian banks. There was no change within the reporting period. Restricted cash accounts and payments to partners fall under stage 3 of impairment.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

9.2 Other current liabilities

As of June 30, 2024, and December 31, 2023, other current liabilities consisted of the following:

	As of December 31, 2023	As of June 30, 2024
Deferred income	1,201	1,199
Tax payable	500	226
Total other current liabilities	1,701	1,425

10.	Trade and other payables

As of June 30, 2024, and December 31, 2023, the Group's trade and other payables consisted of the following:

	As of December 31, 2023	As of June 30, 2024
Payables to merchants	45,235	21,029
Deposits received from agents	4,898	2,890
Commissions payable	441	860
Accrued personnel expenses and related taxes	7,216	3,682
Other payables	4,732	6,065
Total trade and other payables	62,522	34,526

11.	Debt

As of June 30, 2024, and December 31, 2023, Group’s debt consisted of the following:

	Credit limit	Effective interest rate	Currency	Maturity	As of December 31, 2023	As of June 30, 2024
Current interest-bearing debt
Bank’s credit facility	244	6.0%	AED	January 17, 2024	2,765	–
Third party borrowings		7.02%	EUR	May, March, 2025	–	216
Non-current interest-bearing debt
Third party borrowings		7.02%	EUR	July, September, 2025	–	227
Total debt					2,765	443
Including short-term portion					2,765	216

Interest expense regarding Group’s debt for the six months ended June 30, 2024 amounted to 36 (for the six months ended June 30, 2023 – nil).

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

12.	Investments in associates

The following table illustrates the summarized financial information of the Group’s investment in the associate:

	As of December 31, 2023	As of June 30, 2024
Current assets, including cash and cash equivalents of 522 (2023-4,203)	13,123	22,125
Non-current assets	5,998	6,152
Current liabilities	(21,905)	(26,576)
Non-current debt	(4,000)	(8,293)
Equity	(6,784)	(6,592)
Group’s share in equity 8.18% (2023 - 9.91%)	–	–
Goodwill	5,337	3,642
Group’s carrying amount of the investment	5,337	3,642

	Six months ended June 30, 2023	Six months ended June 30, 2024
Revenue	7,514	3,288
Cost of revenue	(5,713)	(3,023)
Other income and expenses, net	(12,757)	(11,638)
including personnel expenses	(5,958)	(4,747)
including depreciation and amortization	(572)	(575)
Total loss	(10,956)	(11,373)
Group’s share of total loss	(1,198)	(1,158)
Gain from dilution	637	1,375
Impairment	-	(1,945)
Total share of loss of an associate	(561)	(1,728)
Other comprehensive income	122	549
Group’s share of other comprehensive income	3	33

The Group’s interest in the associate during six months ended June 30, 2024 changed from 12.08% to 8.18% (during six months ended June 30, 2023 – 9.91%).

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

13.	Revenue from contracts with customers

Revenue from contracts with customers from continuing operations was as follows:

	Six months ended June 30, 2023	Six months ended June 30, 2024
Payment processing fees	37,830	15,008
Other revenue	823	1,563
Total revenue from contracts with customers	38,653	16,571

Revenue from contracts with customers from discontinued operations was as follows:

	Six months ended June 30, 2023	Six months ended June 30, 2024
Payment processing fees	189,445	12,766
Platform and marketing services related fees	146,317	9,970
Fees for guarantees issued	11,460	1,192
Cash and settlement service fees	16,463	1,044
Other revenue	4,424	1,040
Total revenue from contracts with customers	368,109	26,012

For the purposes of interim condensed consolidated statement of cash flows, “Interest income, net” consists of the following:

	Six months ended
	June 30, 2023	June 30, 2024
Interest revenue calculated using the effective interest rate	(47,596)	(11,693)
Interest expense classified as part of cost of revenue	2,071	1,042
Interest income and expenses from non-operating activities	75	(13,222)
Interest income, net, for the purposes of interim condensed consolidated statement of cash flows	(45,450)	(23,873)

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

14.	Cost of revenue

Cost of revenue from continuing operations was as follows:

	Six months ended June 30, 2023	Six months ended June 30, 2024
Transaction costs	23,171	9,064
Other expenses	632	1,516
Total cost of revenue	23,803	10,580

Cost of revenue from discontinued operations was as follows:

	Six months ended June 30, 2023	Six months ended June 30, 2024
Transaction costs	71,818	5,980
Platform and marketing services related expenses	125,185	7,168
Guarantees issued related expenses	5,114	423
Interest expense	2,071	1,042
Other expenses	6,639	581
Total cost of revenue	210,827	15,194

15.	Selling, general and administrative expenses

Selling, general and administrative expenses from continuing operations were as follows:

	Six months ended June 30, 2023	Six months ended June 30, 2024
Advisory and audit services	3,865	5,516
Other expenses	1,919	2,004
Total selling, general and administrative expenses	5,784	7,520

Selling, general and administrative expenses from discontinued operations were as follows:

	Six months ended June 30, 2023	Six months ended June 30, 2024
Processing support expenses	5,253	1,064
IT related services	2,620	272
Advisory and audit services	2,468	166
Business travel and representative expenses	2,168	32
Advertising, client acquisition and related expenses	2,266	120
Tax expenses, except for income and payroll taxes	2,163	360
Rent of premises	824	57
Other expenses	3,926	336
Total selling, general and administrative expenses	21,688	2,407

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

16.	Interest income and expenses, net

Interest income and expenses from continuing operations were as follows:

	Six months ended June 30, 2023	Six months ended June 30, 2024
Interest income under the effective interest method on receivable for the sale of QIWI JSC (Note 4)	–	15,660
Loss on modification of receivables for the sale of QIWI JSC (Note 4)	–	(2,444)
Other interest income and expenses, net	(6)	31
Total Interest income/(expenses), net	(6)	13,247

On initial recognition the receivable for the sale of Russian business was discounted at the rate 17.71%. Subsequently, upon non-substantial modification in May 2024 (Note 4), the carrying amount of the financial asset was recalculated at the effective interest rate as of that date of 16.20%.

17.	Income tax

The major components of income tax expense in the interim condensed consolidated statement of comprehensive income are:

	Six months ended June 30, 2023	Six months ended June 30, 2024
Current income tax expense	(1,601)	(1,607)
Deferred tax benefit	245	251

Income tax expense for the period	(1,356)	(1,356)

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and joint ventures is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

The Company is subject to 12.5% corporate income tax applied to its worldwide income. As of December 31, 2023, Cyprus was set to implement a 15% global minimum tax for multinational enterprises (MNEs) – groups with consolidated annual revenues exceeding EUR 750 million in at least two of the four fiscal years preceding the tested fiscal year. The implementation was to be made in a form of transposition into national law the Council Directive (EU) 2022/2523 (Pillar 2 Directive). Once duly adopted, it is expected to take effect retroactively from January 1, 2024. However, the transposition has not yet been completed by Cyprus. In any case, as for now the regime is not applicable to the Company and the Group taking into account the fact that the annual revenues do not exceed the threshold.

The Company is exempt from the special contribution to the Defense Fund on dividends received from abroad.

In 2020 the Company obtained a written confirmation from the Cyprus tax authorities in the form of a tax ruling in which the Cyprus tax authorities accept in writing not to impose any deemed dividend distribution liability since the Company is a public entity and it is impossible to identify the final minor shareholders.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

17. Income tax (continued)

Republic of Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

The United Arab Emirates

On December 9, Federal Decree-Law No. 47/2022 "On Corporate Tax and Income Tax" was published by the Ministry of Finance of the UAE, which established corporate income tax in the UAE. Corporate income tax is governed by Federal Decree-Law No. 60/2023 “Amending Certain Provisions of the Federal Decree-Law No. 47 of 2022 on the Taxation of Corporations and Businesses”.

The new legislation applies from January 1, 2024 to the companies with financial year corresponding to a calendar year.

The Corporate Tax law also imposes an obligation to pay Corporate Tax on residents of Free Zones. The law suggests that a Qualifying Free Zone Person can have both Qualifying Income (taxed at the rate of 0% subject to satisfying certain conditions) and non-qualifying Taxable Income (taxed at 9%).

The conditions to be considered a Qualifying Free Zone Person include among others maintaining adequate substance, complying with transfer pricing provisions, not electing to be subject to Corporate Tax, having non-qualifying income not exceeding the amount prescribed by the de minimis requirements. All Free Zone entities will be required to register and file a Corporate Tax return, irrespective of whether they are a Qualifying Free Zone Person or not.

The Company`s subsidiaries incorporated in UAE Free Zones are subject to corporate income tax at a standard rate of 9% on taxable income exceeding AED 375,000.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

18.	Commitments, contingencies and operating risks

Operating environment

In February 2022, because of the military conflict between the Russian Federation and Ukraine, a number of countries imposed sanctions against the Russian Federation. The conflict affects not only the economic activity of two countries but the global economy as well. As a result of sanctions, commodity and food prices have risen in many countries around the world, the established links between supplies of resources have been disrupted, inflation also affects the prices, and analysts also forecast economic implications for the global industry. The Russian legal, tax and regulatory framework continue development and are subject to varying interpretations and frequent changes.

Sanctions imposed by the United States of America, the European Union and some other countries against Government of the Russian Federation, as well as many large financial institutions, legal entities and individuals in Russia continue to be in effect and have been expanded. In particular, restrictions have been imposed on the export and import of goods, including capping the price of certain types of raw materials, restrictions were introduced on the provision of certain types of services to Russian enterprises, the assets of a number of Russian individuals and legal entities were blocked, a ban on maintaining correspondent accounts has been established, certain large banks have been disconnected from the SWIFT international financial messaging system, and other restrictive measures have been implemented. Also, in the context of the imposed sanctions, a number of large international companies from the United States, the European Union and other countries discontinued, have significantly reduced or suspended their own activities in the Russian Federation, as well as doing business with Russian citizens and legal entities. All these factors may negatively affect the recoverability of Group’s receivables.

The Group is exposed to the economic and financial markets of Kazakhstan which display characteristics of an emerging market. The legal, tax and regulatory frameworks continue development, but are subject to varying interpretations and frequent changes which together with other legal and fiscal impediments contribute to the challenges faced by entities operating in Kazakhstan. The volatility in the global price of oil and the ongoing military conflict between the Russian Federation and Ukraine have also increased the level of uncertainty in the business environment.

In addition to Kazakhstan, the Group have operations in UAE and other emerging markets. In many respects, the risks the Group faces in operating the payment business in emerging markets are similar to those in Kazakhstan as set out above. As is typical of an emerging market, such countries do not possess a well-developed business, legal and regulatory infrastructure and may experience substantial political, economic and social change.

The Group’s business in emerging markets is subject to specific laws, regulations and inspections including with respect to tax, anti-corruption, and foreign exchange controls. Such laws are often rapidly changing and are unpredictable, as these countries continue to develop its regulatory framework. Any new laws that may be introduced may significantly affect the regulatory environment in those countries which, in turn, may impact the Group’s operations there and impose additional regulatory compliance burden on the Group.

The interim condensed consolidated financial statements reflect management’s assessment of the impact of the Group’s business environment on the operations and the financial position of the Group. The future business environment may differ from management’s assessment.

For more detailed disclosure on operating and regulatory environment and on other key risks please refer to the most recent annual report on Form 20-F and Financial Statements filed with the Securities and Exchange Commission.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

18.	Commitments, contingencies and operating risks (continued)

Taxation

Tax, currency and customs legislation in countries of the Group’s presence is subject to varying interpretations, and changes, which can occur frequently. The taxation system in Kazakhstan is relatively new and is characterized by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by various levels of authorities, which have the authority to impose severe fines and penalties. A tax year generally remains open for review by the tax authorities for three to five subsequent calendar years; however, under certain circumstances a tax year may remain open longer.

These circumstances may create tax risks in Kazakhstan that are more significant than in other countries. Management believes that it has provided adequately for tax liabilities based on its interpretations of applicable tax legislation, official pronouncements and court decisions. However, the interpretations of the relevant authorities could differ and the effect on these condensed consolidated interim financial statements, if the authorities were successful in enforcing their interpretations, could be significant.

For more detailed disclosure on taxation please refer to the most recent annual report on Form 20-F and Financial Statements filed with the Securities and Exchange Commission.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

18.	Commitments, contingencies and operating risks (continued)

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional losses, if the authorities were successful in enforcing their different interpretations, could be significant, amount up to 850 as assessed by the Group as of June 30, 2024 (10,000 as of December 31, 2023).

Legal proceedings

In the ordinary course of business, the Group is subject to legal actions and complaints. Management does not believe that the ultimate liability, if any, arising from such actions or complaints will have a material adverse effect on the financial condition or the results of future operations of the Group.

Following the disclosure of the restrictions imposed by the CBR on the Group in December 2020, QIWI plc and certain of its current and former executive officers have been named as defendants in a putative class action filed in the United States. These lawsuits allege that the defendants made certain false or misleading statements that were supposedly revealed when the CBR audit results and restrictions were disclosed in December 2020, which the plaintiffs perceive as a violation of Sections 10(b) and 20(a) of the 1934 Securities Exchange Act, and seek damages and other relief based upon such allegations. Management believes that these lawsuits are without merit and intends to defend against them vigorously, and expects to incur certain costs associated with defending against these actions. At this early stage of the litigations, the ultimate outcomes are uncertain and management cannot reasonably predict the timing or outcomes, or estimate the amount of loss, if any, or their effect, if any, on the Group’s interim condensed consolidated financial statements. Any negative outcome could result in payments of substantial monetary damages and accordingly the Group’s business could be seriously harmed. On November 03, 2023 the case was dismissed without prejudice, however on December 4, 2023 the plaintiffs filed second amended complaint (the SAC). On May 02, 2024 the Company filed motion to dismiss the proposed SAC.

After revocation of QIWI Bank’s banking license by CBR, National Bank of Kazakhstan initiated an audit of books and records of QIWI Kazakhstan. The audit was finalized in May and the report was issued by the authorities in June 2024. Total penalties for miscellaneous violations did not exceed 40.

On April 2, 2024, the Company received a notice of a lawsuit filed by the temporary administration of QIWI Bank, aiming to cancel the Transaction related to the sale of Russian assets. On May 28, 2024 the court refused to impose restrictions on the property of QIWI JSC as part of the Deposit Insurance Agency (DIA) claim against QIWI JSC, the Company and the Buyer. On July 12, 2024, the temporary administration of QIWI Bank filed a cassation appeal against the decision of the appellate court. On November 6, 2024, the temporary administration of QIWI Bank filed a waiver of the cassation appeal, which was accepted by the court. The lawsuit has been completed.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

19.	Balances and transactions with related parties

The following table provides the total amount of transactions that have been entered into with related parties during the six months ended June 30, 2024 and 2023, as well as balances with related parties as of June 30, 2024 and December 31, 2023. The details regarding the sale of Russian business are presented in Note 4.

	For the six months ended June 30, 2024		As of June 30, 2024
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	1,495	–	7,923	(154)
Key management personnel	–	(1,170)	–	(479)
Other related parties	–	(1)	–	–

	For the six months ended June 30, 2023		As of December 31, 2023
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	2	–	5,992	(434)
Key management personnel	–	(3,494)	–	(3,661)
Other related parties	34	(365)	–	(540)

Benefits of key management and Board of Directors for the six months ended June 30, 2024 comprise short-term benefits of 1,170 and benefits under long-term incentive programs of nil (2,249 and 1,245, respectively - for the six months ended June 30, 2023).

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

20.	Financial instruments

The Group's principal financial instruments comprise loans receivable, trade and other receivables, trade and other payables, cash and cash equivalents, long- and short-term debt instruments. The Group has various financial assets and liabilities which arise directly from its operations. During the reporting period, the Group did not undertake trading in financial instruments.

The fair value of the Group's financial instruments as of June 30, 2024 is presented by type of the financial instrument in the table below:

		Carrying amount	Fair value
Financial assets
Debt securities and deposits	FVOCI	28,888	28,888
Long-term loans	FVPL	45,521	45,521
Long-term receivables from sale of QIWI JSC	AC	56,973	45,477
Short-term receivables from sale of QIWI JSC	AC	132,099	129,540

Financial liabilities
Third party borrowings	AC	227	227

The fair value of the Group's financial instruments as of December 31, 2023 is presented by type of the financial instrument in the table below:

		Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets		Continuing operations		Disposal group held for sale		Total
Debt securities and deposits	AC	17,548	17,538	56,943	52,783	74,491	70,321
Debt securities	FVOCI	38,132	38,132	292,480	292,480	330,612	330,612
Long-term loans	AC	–	–	5,776	5,776	5,776	5,776
Long-term loans	FVPL	46,885	46,885	–	–	46,885	46,885

Financial liabilities
Bonds issued	AC	–	–	91,001	91,461	91,001	91,461

Financial instruments used by the Group are included in one of the following categories:

•	AC – accounted at amortized cost;

•	FVOCI – accounted at fair value through other comprehensive income;

•	FVPL – accounted at fair value through profit or loss.

Carrying amounts of cash and cash equivalents, short-term loans issued, short-term deposits placed, debt, short-term accounts receivable and payable, lease liabilities approximate their fair values largely due to short-term maturities of these instruments.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

20.	Financial instruments (continued)

Long-term loan accounted at fair value through profit or loss comprised EUR-denominated convertible loan to the venture company with the maturity up to three years and nominal interest rate of 0.5%. During the reporting period the change in the loan fair value was immaterial, due to this the Company did not perform a revaluation as of 30 June 2024.

Long-term loans accounted at amortized cost generally represent RUB-denominated loans to Russian legal entities and have a maturity up to three years. For the purpose of fair value measurement of these loans the Group uses comparable market interest rates which range between 11 and 28%.

The following table provides the fair value measurement hierarchy of the Group’s financial instruments to be accounted for or disclosed at fair value:

			Fair value measurement using
	Date of		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets accounted at fair value through profit or loss
Long-term loans	June 30, 2024	45,521	–	–	45,521
Assets accounted at fair value through other comprehensive income
Debt securities	June 30, 2024	28,888	28,888	–	–
Assets for which fair values are disclosed
Long-term receivables from sale of QIWI JSC	June 30, 2024	45,477	–	–	45,477
Short-term receivables from sale of QIWI JSC	June 30, 2024	129,540	–	–	129,540
Liabilities for which fair values are disclosed
Long-term third party borrowings	June 30, 2024	227	–	–	227
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2023	46,885	–	–	46,885
Assets accounted at fair value through other comprehensive income
Debt securities	December 31, 2023	330,612	330,612	–	–
Assets for which fair values are disclosed
Debt securities and deposits	December 31, 2023	70,321	70,321	–	–
Long-term loans	December 31, 2023	5,776	–	–	5,776
Liabilities for which fair values are disclosed
Bonds issued	December 31, 2023	91,461	91,461	–	–

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the six months ended June 30, 2024.

QIWI plc

Notes to the interim condensed consolidated financial statements (Unaudited) (continued)

(in thousands of US Dollars, except when otherwise indicated)

20.	Financial instruments (continued)

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

-	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;
-	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;
-	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

Valuation methods and assumptions

The fair value of the financial assets and liabilities are evaluated at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Long-term fixed-rate loans issued are evaluated by the Group based on parameters such as interest rates, terms of maturity, specific country and industry risk factors and individual creditworthiness of the customer. With regard to the level 3 assessment of fair value of loans issued, management believes that no reasonably possible change in any of the unobservable inputs would be sensitive for the fair value of these assets.

The convertible loan to the venture company is evaluated using a discounted cash flow model, with cash flow projections covering a five-year period. As of June 30, 2024 the most significant unobservable inputs for the model were compound average growth rate (CAGR) of payment volume in forecasted period (20%), discount rate (14.3%) and terminal growth rate (2%). Increase/decrease in CAGR of payment volume by 1% would result in an increase/(decrease) in fair value by 2,206/(2,148). Increase/decrease in the discount rate by 1% would result in a (decrease)/increase in fair value by (3,636)/4,311. Increase/decrease in terminal growth rate by 1% would result in an increase/(decrease) in fair value by 2,733/(2,322).

Currency risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currency in which sales and purchases are denominated and the respective functional currency of the Company. The functional currency of the Company is U.S Dollars, the currency in which the Company receivables are denominated are Russian Ruble and EUR.

21.	Events after the reporting date

On September 6, 2024 the Company announced that its American depositary shares (ADSs) representing Class B ordinary shares in QIWI plc, each with a nominal value of EUR 0.0005 (ISIN: US74735M1080), have been added to the official list of the Astana International Exchange Ltd (AIX). On September 16, 2024 the Company announced that the Nasdaq Stock Market LLC has determined to remove from listing American Depositary Shares of QIWI plc.

Subsequently to the reporting date, the Company signed addendums to the sale and purchase agreement in relation to Russian business to postpone the payment of second and third instalments till May 31, 2025 (Note 4).